NYSE-AMEX, TSX Symbol: NG

News Release

NovaGold Returns to S&P/TSX Indices

March 17, 2010 - Vancouver, British Columbia - NovaGold Resources Inc. (NYSE-AMEX: NG, TSX: NG) today announced that it has been reintroduced to the Toronto Stock Exchange’s S&P/TSX Composite Index, effective at market open on March 22, 2010. The Composite is TSX’s headline index, tracking the largest TSX-listed companies based on market capitalization. NovaGold has also been added to the S&P/TSX Gold and S&P/TSX Global Mining indices.

"Inclusion in these indices reflects how successfully NovaGold has rebuilt shareholder value over the last year," said Rick Van Nieuwenhuyse, President & CEO of NovaGold. "We’ve been working hard to advance our portfolio of projects and bring value to shareholders. Inclusion in the Composite index gives index investors more exposure to the precious metals sector and NovaGold’s world-class portfolio of projects."

About NovaGold

NovaGold is a growth-focused precious metals company engaged in the exploration and development of mineral properties in North America. The Company has a portfolio of mineral properties located in Alaska, USA, and British Columbia, Canada. The Company’s largest projects are being advanced with major mining companies. The Donlin Creek project is held by a limited liability company owned equally by NovaGold and Barrick Gold U.S. Inc. The Galore Creek project is held by a partnership owned equally by NovaGold and Teck Resources Limited. NovaGold owns a 100% interest in the Rock Creek, Big Hurrah and Nome Gold deposits in Nome, Alaska, and in the Ambler deposit in northern Alaska. NovaGold has one of the largest reserve/resource bases of any junior or mid-tier level producing gold company, and trades on the TSX and NYSE-AMEX under the symbol NG. More information is available at www.novagold.net or by emailing info@novagold.net.

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NovaGold Contacts

Greg Johnson
Vice President, Strategic Development

Rhylin Bailie Manager,
Corporate & Investor Relations

604-669-6227 or 1-866-669-6227